Exhibit 23.2

Consent of Independent Public Accountants

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Towers Watson & Co. of our report dated March 5, 2009, except as to the adoption of EITF Topic No. D-98, Classification and Measurement of Redeemable Securities and the related disclosures in notes 1 and 14, and note 17 to the consolidated financial statements, which are as of November 5, 2009, with respect to the consolidated balance sheets of Towers Perrin, Forster, & Crosby, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in mandatorily redeemable common shares and other shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, which report appears in the Form S-4 of Jupiter Saturn Holding Company dated November 9, 2009.

/s/ KPMG LLP

Philadelphia, Pennsylvania

January 4, 2010